KINROSS
  Gold Corporation
--------------------------------------------------------------------------------

                   SUSPENSION OF OPERATIONS AT THE LUPIN MINE


TORONTO, ONTARIO, AUGUST 13, 2003...KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") announces the immediate suspension of operations for its Lupin mine in Nunavut Territory, Canada due to the poor economic performance of the operation over a protracted period of time. Kinross took control of the Lupin operation on February 1, 2003, as a result of the merger with Echo Bay Mines Ltd. The total number of employees ultimately affected by this decision is 235 plus an additional 70 contract employees. Forty of these employees are residents of the Northwest Territories and Nunavut Territory with the balance of the employees residing elsewhere in Canada.

On May 12, 2003, Kinross had announced a restructuring plan for the Lupin mine and although, through the diligent efforts of employees, planned cost improvements had been achieved, the strengthening Canadian dollar negated those cost efficiencies when expressed in US dollars, the currency that the gold output is sold in. Although the suspension of operations is being implemented immediately, a small group of personnel will continue reviewing future alternatives for the property including the development of a mine plan to extract the shaft and crown pillars at Lupin. These pillars and other remnant mining are expected to contain almost 110,000 ounces of gold (approximately 400,000 tonnes at an average grade of about 8.5 grams of gold per tonne). Recovery of these pillars through 2004 has the potential for the operation to produce a comparable amount of gold to that originally planned for 2004, but at a higher grade and, consequently, at lower total cash costs per ounce. Notwithstanding the potential for the future extraction of the pillars, effective immediately mining will be suspended, followed within days by the suspension of milling operations. The plant and equipment will be placed on care and maintenance pending the results of the review of future alternatives for the property. A small core of personnel will continue with the environmental management programs to ensure compliance with all regulatory requirements.

The Lupin deposit, located on the west shore of Contwoyto Lake 80 kilometres south of the Arctic Circle, is a banded iron formation that was discovered in 1960. The mine began commercial production in 1982 and pioneered the use of supporting a mining operation by aircraft for the rotation of employees, transporting perishables and shipping of dore to market and the transport of consumables for the operation over a winter road. This development scenario that was refined at Lupin has become the model for the development of the new diamond mines in the Northwest Territories and Kinross' Kubaka mine in the Russian Far East. With the exception of a period of suspension from 1998 to 2000, due to low gold prices, the Lupin mine has operated from 1982 and produced approximately three million ounces of gold and has been a significant contributor to the economy of northern Canada.

--------------------------------------------------------------------------------
This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.


     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2
                   Telephone (416) 365-5123 Fax (416) 363-6622

For further information, e-mail info@kinross.com or contact:
    Robert M. Buchan           Gordon A. McCreary     Ted Rutherglen
    President and              Vice President         Manager of Human Resources
    Chief Executive Officer    Corporate Affairs      Lupin Mine
    Tel. (416) 365-5650        Tel. (416) 365-5132    Tel: (780) 890-4691